SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For the month of July 2006
Enel Società per Azioni
Viale Regina Margherita 137
00198, Rome
Italy
          Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑                Form 40-F
          Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐                     No ☑
          If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Certain of the information included in this Report is forward looking and is subject to important risks and uncertainties that could cause actual results to differ materially. The Company’s core business includes the generation, distribution and sale of electricity and the distribution and sale of gas. The Company also has investments in the telecommunications sector and certain other activities. The Company’s outlook is predominately based on its interpretation of what it considers to be the key economic factors affecting its businesses. Forward-looking statements with regard to the Company’s businesses involve a number of important factors that are subject to change, including: the many interrelated factors that affect customers’ demand, including general economic conditions, industry trends, and increased competition in each of the Company’s markets; the Company’s ability to implement successfully its cost reduction program; the Company’s ability to implement its strategy to focus on its core energy business; future capital expenditure and investments; legislation, particularly that relating to the regulation of the markets for electricity and other public utility services, tariff regimes, the environment, trade and commerce and infrastructure development; the actions of competitors in various industries in which the Company competes; production difficulties, including capacity and supply constraints; labor relations; interest rates and currency exchange rates; political and civil unrest; and other risks and uncertainties.

The information included in this Report has been given to Commissione Nazionale per le Società e la Borsa (CONSOB), the Italian public authority regulating Italian capital markets, and/or to Borsa Italiana S.p.A., the company owning and managing the Mercato Telematico Azionario, the Italian automated screen-based trading system on which the ordinary shares of Enel Società per Azioni are listed, or is otherwise furnished pursuant to General Instruction B to the General Instructions to Form 6-K.
Table of contents:

-	Press Release dated June 9, 2006;
-	Press Release dated June 16, 2006;
-	Press Release dated June 21, 2006;
-	Press Release dated June 27, 2006;
-	Notice of a change in the share capital of Enel S.p.A. dated June 22, 2006;
-	Notice of a change in the share capital of Enel S.p.A. dated July 11, 2006;
-	Notices relating to trading of Enel shares by Senior Management dated from June 6, 2006 to June 16, 2006;
-	Report on the first quarter of 2006.

Press Release
ENEL ACQUIRES 98 MW OF HYDRO CAPACITY IN BRAZIL FOR 450 MILLION REALS (ABOUT 155 MILLION EURO)
▪	The Rede Group sells Enel Latin America 100% stake of 11 companies operating 22 hydro power plants.

▪	Enel strengthens its position in renewables in the Americas.
Rome, June 9, 2006 – Enel Latin America and the Brazilian company Rede Empresas de Energia Eléctrica SA and its subsidiaries Rede Power do Brasil SA and Tocantins Energia SA (as vendors) have signed an agreement in São Paulo for the sale of the entire share capital of 11 companies in the Rede Group that hold concessions for 22 mini-hydro plants with a total installed capacity of 97.68 MW. The consideration for the transaction totals 450 million reals, equal to about 155 million euro at the current exchange rate.
The closing of the transaction is subject to a number of suspensory conditions, including the approval of the ANEEL (the Brazilian electricity authority).
With this agreement, Enel, through its Enel Latin America subsidiary, continues to pursue its global strategy of developing renewable energy resources, partly with a view to seizing the new opportunities that the Kyoto protocol offers those who work to contain greenhouse gas emissions, especially in emerging countries. Enel also steps into the promising Brazilian energy market, the largest and fastest growing in South America.
Brazil has a total installed capacity of 92,000 MW, of which 75% from hydro sources, and for some time now has been engaged in the liberalisation and privatisation of the sector. The rapid growth in demand means that generation capacity must expand by about 5,000 MW a year, making it an attractive investment opportunity. Enel’s experience in Brazil, thanks to Terna’s contribution to the development of the country’s transmission grid, played a role in the positive outcome of the negotiations.
The Rede Group is an integrated operator in electricity generation, distribution and trading in

Brazil, currently serving about 3 million customers.
The 11 companies involved in the transaction are located in three Brazilian states: six with 11 plants and a total capacity of 42.88 MW in Mato Grosso; three with 8 plants and a total capacity of 50.14 MW in Tocantins, and two with 3 plants and a total capacity of 4.66 MW in the state of São Paulo. Separate financials for such companies are not yet available owing to the unbundling of the Rede Group’s generation assets from its distribution operations in November last year. Enel expects the assets to contribute about 30 million euro a year to EBITDA.
Enel Latin America is active in Central and South America in the generation of electricity from renewable resources. It is ready to seize all investment opportunities in the sector further developing its presence in a continent characterized by a high energy consumption demand. Currently the company is already present in Costa Rica, Nicaragua, El Salvador, Guatemala and Chile with projects involving a total generation capacity of about 300 MW.
In Costa Rica Enel Latin America has two hydro plants (30 MW) and one wind facility (24 MW).
In Nicaragua and El Salvador the company is working in partnership with La Geo (which has about 100 MW of installed capacity) to develop geothermal resources, a field in which Enel has unique experience at the world level.
In Guatemala Enel Latin America operates two hydro plants (63 MW), with a further two under construction (110 MW).
In Chile Enel Latin America operates two hydro plants (87 MW) and is conducting explorations for the development of that country’s promising geothermal resources in partnership with Enap (Chile’s hydrocarbon agency).

Press Release
ENEL INCREASES ITS STAKE IN THE MARITZA EAST III OPERATIONS IN BULGARIA
•	Enel has acquired the remaining 40% of Maritza East III Power Holding (it already held 60%) and 100% of Maritza O&M Holding Netherlands from the US company Entergy. With this transaction Enel now controls 73% of both Maritza East III Power Company, which owns one of the largest thermal plants in the country (840 MW), and Maritza East 3 Operating Company, which operates and maintains the plant.

•	Conti: We intend to expand further in Bulgaria, both in generation and power infrastructure. We consider it a strategic market for our growth in Central and Eastern Europe.
Rome, June 16, 2006 – Enel has purchased from Entergy Power Bulgaria Ltd (Entergy) 40% of Maritza East III Power Holding B.V., a Dutch company that owns 73% of Maritza East III Power Company AD, a Bulgarian company that owns the Maritza East III power plant near Stara Zagora, in south-eastern Bulgaria. Enel had already acquired 60% of Entergy’s stake in Maritza East III Power Holding B.V. in 2003, taking the lead in modernising and operating the Maritza East III power plant, one of the country’s largest lignite-fired facility with a capacity of 840 MW.

Fulvio Conti, Enel CEO, remarked: “The increase in our stake in Maritza East III strengthens our position in Bulgaria, a key market for Enel’s growth in Central and Eastern Europe, where we intend to expand further, both in generation and power infrastructure”.

Enel has also purchased from Entergy the entire share capital of Maritza O&M Holding Netherlands B.V., a Dutch company that owns 73% of Maritza East 3 Operating Company AD, a Bulgarian company that operates and maintains the Maritza East III power plant. The remaining 27% of both Bulgarian companies is still owned by NEK, the Bulgarian national electricity company.

Enel has paid Entergy a total of €47.5 million to buy the stakes in Maritza East III Power Holding B.V. (40%) and Maritza O&M Holding Netherlands B.V. (100%).

Enrico Viale, Enel’s country manager for the Balkans, commented: “This acquisition consolidates Enel’s role in developing the area’s power system and strengthens our partnership with NEK“.

Press Release
ENEL: CLOSING FOR THE ACQUISITION OF 49.5% OF THE RUSSIAN POWER SUPPLIER RUSENERGOSBYT (RES) FROM ESN GROUP FOR A CONSIDERATION OF USD 105 MILLION
•	Res supplies with electricity households and major industrial customers nation-wide such as Gazprom, Rosneft and the Russian Railways. In 2006 the company is expected to sell 22 billion KWh

•	Conti: Enel’s footprint in Russia is growing, a market with a huge growth potential
Rome-Moscow, June 21, 2006 – Following the Memorandum of Understanding signed in March this year, Enel has today finalized the acquisition of a stake in the Russian power supplier RusEnergoSbyt (Res), a company associated with Grigory Berezkin, Chairman of the board of directors of the ESN Group.
In particular, Enel’s Dutch subsidiary Enel Investment Holding has acquired a 49.5% interest in Res Holdings, a Dutch company owning 100% of Res, for a consideration of 105 million USD, according to the terms of the MoU.
Res supplies with electricity major industrial customers nation-wide; high profile customers such as Gazprom, Rosneft and the Russian Railways, as well as many households are part of the company’s wide portfolio. Res is set to double its sales from 11 TWh in 2005 to 22 TWh in 2006. In 2005 Res posted revenues of 285 million euro and an Ebitda of 11 million euro.
Fulvio Conti, CEO of Enel, commented: “The cooperation with our Russian partner ESN Group is strategic, our relations with ESN date back in time and we are satisfied with our partnership in RES. Thanks to this transaction Enel further develops its presence on the Russian electricity market characterized by a huge growth potential”.
Grigory Berezkin, Chairman of Board of Directors of the ESN Group, stated: ”ESN is looking forward to bringing new projects to life in partnership with Enel, a company with an impeccable reputation and global expertise. The Russian energy sector presents very attractive investment opportunities and our joint venture with Enel will be an active participant in the creation of a secure and stable energy future.”

Press Release
HERA AND ENEL TODAY SIGNED THE CONTRACT FOR THE TRANSFER OF THE POWER GRID OF 18 MUNICIPALITIES IN THE PROVINCE OF MODENA
•	Enel transfers 80,000 clients

•	Consideration of the transaction: 107.5 million euro
Bologna, June 27, 2006 – HERA and Enel today signed the definitive contract for HERA’s acquisition of Enel’s power distribution grid of 18 municipalities in the Province of Modena, for a total consideration of 107.5 million euro.
The acquisition was effected by HERA in execution of the preliminary agreement signed on March 13, 2006, the suspensive conditions of which having been verified in the intervening period, and will be effective from the end of June onwards.
The assets covered by the transfer comprise over 3,700 kilometers of grid, with 42 operators, which serves about 80,000 clients in the municipalities of Castelnuovo Rangone, Fanano, Fiumalbo, Guiglia, Lama Mocogno, Marano sul Panaro, Montecreto, Montese, Pavullo nel Frignano, Pievepelago, Polinago, Riolunato, San Cesario sul Panaro, Savignano sul Panaro, Sestola, Spilamberto, Vignola and Zocca.

Notice of a change in the share capital of Enel S.p.A.
Enel S.p.A. informs the market of the new composition of its share capital (entirely subscribed and paid up) following the partial execution – during the period between May 25, 2006 and June 9, 2006 – of the resolutions to increase the aforesaid capital adopted by the Board of Directors at its meetings on April 10, 2003 (for the Stock-option Plan for the year 2002), April 7, 2004 (for the Stock-option Plan for the year 2003) and March 30, 2005 (for the Stock-option Plan for the year 2004).
Specifically, in the aforesaid period between May 25, 2006 and June 9, 2006 a total of 2,147,338 ordinary Enel S.p.A. shares were issued and subscribed, of which (i) 41,850 shares regarding the Stock-option Plan for the year 2002, (ii) 1,267,838 shares regarding the Stock-option Plan for the year 2003 and (iii) 837,650 shares regarding the Stock-option Plan for the year 2004.
The Board of Directors had been specifically authorized to resolve such capital increases by the extraordinary Shareholders’ Meetings of May 25, 2001 (regarding the Stock-option Plan for the year 2002), May 23, 2003 (regarding the Stock-option Plan for the year 2003) and May 21, 2004 (regarding the Stock-option Plan for the year 2004).
The attestation regarding the new amount of the share capital was filed for recording with the register of companies in Rome on June 22, 2006.

	Current share capital			Previous share capital
			Par value			Par value
	Euro	N. of shares	each	Euro	N. of shares	each
Total	6,169,203,600	6,169,203,600	1 Euro	6,167,056,262	6,167,056,262	1 Euro

Of which:

Ordinary shares	6,169,203,600	6,169,203,600	1 Euro	6,167,056,262	6,167,056,262	1 Euro

(rank for dividend pari passu: January 1, 2006) current coupon number 8

Notice of a change in the share capital of Enel S.p.A.
Enel S.p.A. informs the market of the new composition of its share capital (entirely subscribed and paid up) following the partial execution – during the period between June 12, 2006 and June 30, 2006 – of the resolutions to increase the aforesaid capital adopted by the Board of Directors at its meetings on April 10, 2003 (for the Stock-option Plan for the year 2002), April 7, 2004 (for the Stock-option Plan for the year 2003) and March 30, 2005 (for the Stock-option Plan for the year 2004).
Specifically, in the aforesaid period between June 12, 2006 and June 30, 2006 a total of 1,697,241 ordinary Enel S.p.A. shares were issued and subscribed, of which (i) 391,000 shares regarding the Stock-option Plan for the year 2002, (ii) 986,791 shares regarding the Stock-option Plan for the year 2003 and (iii) 319,450 shares regarding the Stock-option Plan for the year 2004.
The Board of Directors had been specifically authorized to resolve such capital increases by the extraordinary Shareholders’ Meetings of May 25, 2001 (regarding the Stock-option Plan for the year 2002), May 23, 2003 (regarding the Stock-option Plan for the year 2003) and May 21, 2004 (regarding the Stock-option Plan for the year 2004).
The attestation regarding the new amount of the share capital was filed for recording with the register of companies in Rome on July 11, 2006.

	Current share capital			Previous share capital
			Par value			Parvalue
	Euro	N. of shares	each	Euro	N. of shares	each
Total	6,170,900,841	6,170,900,841	1 Euro	6,169,203,600	6,169,203,600	1 Euro

Of which:

Ordinary shares	6,170,900,841	6,170,900,841	1 Euro	6,169,203,600	6,169,203,600	1 Euro

(rank for dividend pari passu: January 1, 2006) current coupon number 8

Notices relating to trading of Enel shares by Senior Management

Company: Enel S.p.A.
Declarer: Gianluca Comin	Title: Director of Communication Department Enel S.p.A.
Transactions related to shares and equivalent financial instruments and associated convertible bonds

Amount
		Financial				paid/received in the
Date	Transaction[1]	instrument[2]	ISIN code	Quantity	Unit price	transaction	Source[3]
June 9, 2006	V	AZO Enel	IT0003128367	77,040	€7.100	€546,984.00	MERC-SO
Sub-TOTAL (A)[4]						€ 546,984.00
Transactions related to financial instruments associated to shares referred to in art. 152-sexies, paragraph 1, letters b1) and b3) of the Consob Regulation on issuers discipline adopted with Resolution n. 11971 of May 14, 1999 and subsequent amendments

						Actual			Potential
					Underlying	investment/disinvestment			investment/disinvestment
		Financial	Type of	ISIN	financial		Unit			Unit
Date	Transaction[5]	instrument[6]	right[7]	code	instrument[8]	Qty	price	Amount	Qty	price	Amount	Features[9]
—	—	—	—	—	—	—	—	—	—	—	—	—
Sub-TOTAL (B)[10]											0
TOTAL (A) + (B)											€ 546,984.00

1  Indicate the kind of transaction:
A = Purchase;
V = Sale;
S = Subscription;
X = Exchange.
2  Indicate the financial instrument involved in the transaction:
AZO = ordinary shares;
AZP = preference shares;
AZR = saving shares;
OBCV = convertible bonds or other debt financial instruments convertible into shares or exchangeable for shares;
EQV = other financial instruments, equivalent or representative of shares.
Also indicate the company that issued the financial instrument involved in the transaction.
3  Indicate the origin of the transaction:
MERC-IT = transaction over Italian regulated market;
MERC-ES = transaction over foreign regulated markets;
FMERC = off-market transaction and blocks;
CONV = conversion of convertible bonds or exchange of debt financial instruments for shares;
MERC-SO = transaction over regulated market concurrent to exercise of stock option – stock grant;
ESE-DE = exercise of derivatives or settlement of other derivatives (future, swap);
ESE-DI = exercise of rights (warrant/covered warrant/securitised derivatives/rights).
4  Indicate the total amount of the transactions listed in the form.
5  Indicate the type of transaction:
A = Purchase;
V = Sale;
S = Subscription;
O = other, in which case specify.
6 Indicate the type of financial instrument involved in the transaction:
W = warrant;
OBW = bond cum warrant;
SD = securitised derivative;
OPZ = option;
FUT = future contract;
FW = forward contract;
OS = structured bond;
SW = swap;
DIR = rights.
7 Indicate the category of derivative financial instrument involved in the transaction (only for options):
CE = call European style;
PE = put European style;
CA = call American style;
PA = put American style;
O = other, in which case specify.
8 Indicate the underlying financial instrument (share).
9 Indicate the main conditions characterizing the financial instrument involved in the transaction (including at least: strike price, exercise ratio and expiry date).
10 Indicate the total amount of the transactions listed in the form, calculated taking in consideration the potential investment/disinvestment.

Company: Enel S.p.A.

Declarer: Claudio Machetti	Title: Director of Finance Department Enel S.p.A.
Transactions related to shares and equivalent financial instruments and associated convertible bonds

						Amount
		Financial				paid/received in the
Date	Transaction	instrument	ISIN code	Quantity	Unit price	transaction	Source
June 15, 2006	V	AZO Enel	IT0003128367	50,000	€7.000	€350,000.00	MERC-SO
June 15, 2006	V	AZO Enel	IT0003128367	35,938	€6.980	€250,847.24	MERC-SO

Sub-TOTAL (A)						€ 600,847.24

Transactions related to financial instruments associated to shares referred to in art. 152-sexies, paragraph 1, letters b1) and b3) of the Consob Regulation on issuers discipline adopted with Resolution n. 11971 of May 14, 1999 and subsequent amendments

						Actual			Potential
					Underlying	investment/disinvestment			investment/disinvestment
		Financial	Type of	ISIN	financial		Unit			Unit
Date	Transaction	instrument	right	code	instrument	Qty	price	Amount	Qty	price	Amount	Fea-tures
—	—	—	—	—	—	—	—	—	—	—	—	—
Sub-TOTAL (B)											0

TOTAL (A) + (B)											€ 600,847.24

For an explanation of certain information presented in the table above, please see the notes to the corresponding cell in the first table presented in these “Notices relating to trading of Enel shares by Senior Management”
*****

Company: Enel S.p.A.

Declarer: Giovanni Mancini	Title: Head of Energy Management - Generation & Energy Management Division
Transactions related to shares and equivalent financial instruments and associated convertible bonds

Amount
		Financial				paid/received in the
Date	Transaction	instrument	ISIN code	Quantity	Unit price	transaction	Source
June 16, 2006	V	AZO Enel	IT0003128367	33,750	€7.0096	€236,574.00	MERC-SO

Sub-TOTAL (A)						€ 236,574.00

Transactions related to financial instruments associated to shares referred to in art. 152-sexies, paragraph 1, letters b1) and b3) of the Consob Regulation on issuers discipline adopted with Resolution n. 11971 of May 14, 1999 and subsequent amendments

						Actual			Potential
					Underlying	investment/disinvestment			investment/disinvestment
		Financial	Type of	ISIN	financial		Unit			Unit
Date	Transaction	instrument	right	code	instrument	Qty	price	Amount	Qty	price	Amount	Fea-tures
—	—	—	—	—	—	—	—	—	—	—	—	—
Sub-TOTAL (B)											0

TOTAL (A) + (B)											€ 236,574.00

For an explanation of certain information presented in the table above, please see the notes to the corresponding cell in the first table presented in these “Notices relating to trading of Enel shares by Senior Management”
*****

Company: Enel S.p.A.

Declarer: Massimo Romano	Title: Director of Institutional and Regulation Affairs Department Enel S.p.A.
Transactions related to shares and equivalent financial instruments and associated convertible bonds

Amount
		Financial				paid/received in the
Date	Transaction	instrument	ISIN code	Quantity	Unit price	transaction	Source
June 16, 2006	V	AZO Enel	IT0003128367	254,800	€6.970	€1,775,956.00	MERC-SO
Sub-TOTAL (A)						€ 1,775,956.00
Transactions related to financial instruments associated to shares referred to in art. 152-sexies, paragraph 1, letters b1) and b3) of the Consob Regulation on issuers discipline adopted with Resolution n. 11971 of May 14, 1999 and subsequent amendments

						Actual			Potential
					Underlying	investment/disinvestment			investment/disinvestment
		Financial	Type of	ISIN	financial		Unit			Unit
Date	Transaction	instrument	right	code	instrument	Qty	price	Amount	Qty	price	Amount	Fea-tures
—	—	—	—	—	—	—	—	—	—	—	—	—
Sub-TOTAL (B)											0
TOTAL (A) + (B)											€ 1,775,956.00
For an explanation of certain information presented in the table above, please see the notes to the corresponding cell in the first table presented in these “Notices relating to trading of Enel shares by Senior Management”
*****

Company: Enel S.p.A.

Declarer: Claudio Sartorelli	Title: Director of Corporate Affairs Department Enel S.p.A.
Transactions related to shares and equivalent financial instruments and associated convertible bonds

						Amount
		Financial				paid/received in the
Date	Transaction	instrument	ISIN code	Quantity	Unit price	transaction	Source
June 6, 2006	V	AZO Enel	IT0003128367	1,512	€7.095	€10,727.64	MERC-IT
June 7, 2006	V	AZO Enel	IT0003128367	7,674	€7.095	€54,447.03	MERC-IT
Sub-TOTAL (A)						€ 65,174.67
Transactions related to financial instruments associated to shares referred to in art. 152-sexies, paragraph 1, letters b1) and b3) of the Consob Regulation on issuers discipline adopted with Resolution n. 11971 of May 14, 1999 and subsequent amendments

						Actual			Potential
					Underlying	investment/disinvestment			investment/disinvestment
		Financial	Type of	ISIN	financial		Unit			Unit
Date	Transaction	instrument	right	code	instrument	Qty	price	Amount	Qty	price	Amount	Fea-tures
—	—	—	—	—	—	—	—	—	—	—	—	—
Sub-TOTAL (B)											0
TOTAL (A) + (B)											€ 65,174.67
For an explanation of certain information presented in the table above, please see the notes to the corresponding cell in the first table presented in these “Notices relating to trading of Enel shares by Senior Management”
*****

Report on the 1st Quarter
of 2006

The Enel structure
Corporate
Enel SpA

Domestic Generation and	Domestic Networks and
Energy Management Division	Infrastructure Division	Domestic Sales Division
> Enel Produzione	> Enel Distribuzione	> Enel Distribuzione

> Enel Trade	> Enel Rete Gas	> Enel Gas

	> Enel Sole	> Enel Energia

	> Deval	> Enel.si

> Deval

Services and Other
International Division		activities

> Enel Viesgo Generación	> Enel Viesgo Energía	> Enel Servizi (formerly Enel Ape)

> Enel Unión Fenosa Renovables	> Electrica Banat	> Sfera

> Maritza	> Electrica Dobrogea	> Dalmazia Trieste

> Enel North America	> Electra de Viesgo Distribución	> Enelpower

> Enel Latin America	> Enel Servicii	> Enel.NewHydro

	> Enel Viesgo Servicios	> Enel.Factor

> Enel.Re

Foreword
The Consolidated Report on the 1st Quarter of 2006 has been prepared in compliance with the international accounting standards endorsed by the European Commission and with Consob Regulation no. 11971/1999 and subsequent amendments.
The recognition and measurement criteria adopted in the Consolidated Financial Statements at March 31, 2006, which have not been audited, are consistent with those used to prepare Consolidated Financial Statements at December 31, 2005 and the Consolidated Financial Statements at March 31, 2005.
The changes in the classification of a number of transactions recognized in the income statement in the 1st Quarter of 2006, which mainly regard the management of commodity risk, prompted analogous reclassifications in the figures for the 1st Quarter of 2005 to facilitate comparison. In addition, following the disposal of equity investments in Wind and Terna, these entities have been deconsolidated as from August 11 and September 15, 2005, respectively. Accordingly, their results for the 1st Quarter of 2005 are reported under discontinued operations.

Significant events in the 1st Quarter of 2006
Sale of stake in Wind
On February 8, 2006, Enel and Weather Investments, a company controlled by Egyptian businessman Naguib Sawiris, completed the second and final phase of the sale of Wind. Specifically, following the exercise by Weather of the call option provided for in the agreements of May 2005, Enel sold a holding of 6.28% of Wind to a subsidiary of Weather for €328 million in cash. Enel also transferred to Weather its remaining 30.97% stake in Wind – valued at about €1,655 million on the basis of an independent appraisal submitted by Enel as required by law – in exchange for shares representing 20.9% of Weather. Taking account of the 5.2% of Weather acquired in August 2005 in the first phase of the transaction, the transfer gave Enel a total holding of 26.1% in Weather.
Following the two phases of the Wind disposal, Weather directly and indirectly holds the entire capital of Wind, as well as a stake of 50% plus one share in Orascom Telecom Holding SAE (one of the largest telephony operators in Africa, the Middle East and Asia). The Enel Group has received from Weather €3,009 million net in cash and a holding of 26.1% of Weather with a value of about €1,960 million (equal to the sum of (i) €305 million paid by Enel for 5.2% of Weather in the first phase of the operation and (ii) about €1,655 million as the appraised value of the 30.97% of Wind transferred on February 8, 2006).
Sale of Carbones Colombianos del Cerrejon
On February 8, 2006, Enel finalized the sale of 100% of Carbones Colombianos del Cerrejon. The company, which engages in exploration, feasibility assessment and extraction activities (the latter at a coal mine in the Guaijra region of Colombia) in mines and mineral deposits, was sold for a total net price of about $38 million.
Memorandum of understanding with the Russian energy trader RusEnergoSbyt
On March 2, 2006 Enel signed a memorandum of understanding to acquire a 50% stake for $105 million in RusEnergoSbyt (RES), a Russian company active in the energy trading market and controlled by Grigory Berezkin, Chairman of the ESN Group. Once the agreement is finalized, Enel will gain access to the electricity market of the Russian Federation in collaboration with the largest supplier in the Russian power sector, which has been operating in the wholesale and retail markets since 2003.

With this transaction Enel strengthens its position in the Russian market, where the Company has operated since 2004, managing the combined-cycle North West Thermal Power Plant (NWTPP) in St. Petersburg under an agreement with RAO UES.
The alliance with RES is part of Enel’s European expansion strategy and is intended to position the Company to take advantage of any new opportunities offered by the liberalization of the Russian market.
Disposal of power distribution and sale assets
On March 13, 2006, Enel and Hera SpA signed a preliminary agreement for the disposal of the power grid of 18 municipalities in the province of Modena. The price was set at €107.5 million, on which an advance payment of €17.5 million has been made. The business unit includes more than 3,700 km of network, about 80,000 customers and 42 employees. The transaction marks the completion of the agreement reached in the protocol of understanding signed in February 2005 between Enel and Meta Modena SpA, which has been merged into Hera SpA since January 1, 2006.
On April 11, 2006 the Minister for Productive Activities signed the decree transferring the concession to Hera. The closing of the agreement, which is expected to take place by the end of this year, is subject to approval by the Competition Authority.

Regulatory developments
Electricity imports
On December 13, 2005, the Ministry for Productive Activities issued a decree to define the procedures and conditions for importing electricity in 2006, thereby assigning the regulated market 26% of import capacity, in addition to the capacity set aside for long-term contracts as already envisaged for 2005.
In implementation of the Ministry’s decree, the Authority for Electricity and Gas issued Resolution no. 269/05 governing electricity imports and exports for 2006. In order to fully comply with EU regulations with regard to congestion management, the Authority modified the mechanism for assigning import rights (i.e. the hedging instruments regarding the price differential between the foreign area and the area in which the electricity is imported in Italy), eliminating the free pro rata assignment of such rights as applied in 2005. For 2006, import rights are now assigned in a competitive auction, which calls for pro rata reimbursement of auction receipts based on the average annual power of the assignees. The reimbursement to each assignee is subject to a cap equal to 10% of the total proceeds of the auction for the free market.
Long-term electricity import contracts
In December 2005, Italian and French authorities adopted a number of measures regarding the management of long-term contracts for the import of electricity from France and Switzerland held by Enel. The measures concern the modification of the procedures for setting the price of electricity sold by Enel to the Single Buyer and the procedure for allocating foreign interconnection capacity to enable performance of the long-term contracts.
As regards the first point, with a decree dated December 13, 2005, the Ministry for Productive Activities, responding to requests from the Authority and the Single Buyer, modified the criteria for setting the sale price, replacing the price based on the cost of fuel with a maximum price of €66/MWh. The Authority may also reduce that amount in the event of reductions in fuel costs with respect to the scenarios envisaged at the time the price ceiling was established.
As regards interconnection capacity allocation, with its decision of December 1, 2005 the French regulator (CRE) decided that it would not reserve any capacity for the performance of the long-term import contract, thereby modifying previous practice, which had envisaged the allocation of 50% of the interconnection capacity required to perform long-term contracts to the Italian ISO and 50% to foreign ISOs. Enel has appealed the decision to the French Administrative Court. Pending a decision on the appeal, Enel is selling part of the electricity under the contract abroad.

Summary of results in the 1st Quarter of 2006

	1st Quarter
	2006	2005		Change

Income data (millions of euro)

Revenues	10,074	8,409		19.8%

Gross operating margin	2,107	2,017		4.5%

Operating income	1,583	1,488		6.4%

Income before minority interests	875	799		9.5%

Group net income	842	768		9.6%

Financial data (millions of euro)

Net capital employed	30,892	31,728	(4)

Net financial debt	10,544	12,312	(4)

Shareholders’ equity (including minority interests)	20,348	19,416	(4)

Cash flow from operations	1,888	1,608

Capital expenditure on tangible and intangible assets	500	629

Per share data (euro)

Group net income per share	0.14	0.13

Group shareholders’ equity per share in circulation at period-end	3.23	3.10	(4)

Operating data

Domestic electricity sales on the free and regulated market (TWh) (1)	37.5	38.5

Electricity transported on the domestic distribution network (TWh) (1)	64.6	63.0

Gas sales (billions of cubic meters)	2.7	2.9

- of which to end-users (billions of cubic meters)	2.1	2.2

Net electricity generated by Enel in Italy (TWh)	28.6	28.2

Employees at period-end (no.)	51,402	51,778	(4)

Market indicators

Average Brent oil price ($/b)	61.8	47.5

Average price of low-sulfur fuel oil ($/t) (2)	337.4	218.7

Average price of coal ($/t fob) (3)	47.2	48.0

Average dollar/euro exchange rate	1.202	1.311

Six-month Euribor rate (average for the period)	2.75%	2.19%

(1)	Excluding sales to resellers.

(2)	Platt’s CIF Med index.

(3)	Coal Week International Index for the mix considered by the Authority for Electricity and Gas.

(4)	At December 31, 2005.

Revenues in the 1st Quarter of 2006 amounted to €10,074 million, up 19.8% on the year-earlier period. Specifically, revenues for the Domestic Generation and Energy Management Division rose by 21.2%, those of the Domestic Networks and Infrastructure Division by 0.4% and those of the Domestic Sales Division by 14.0%. The revenues of the International Division jumped by 67.7%.
The gross operating margin came to €2,107 million, compared with €2,017 in the 1st Quarter of 2005, an increase of €90 million (4.5%), which was mainly attributable to the strong performance of the International Division.
Operating income in the 1st Quarter of 2006 amounted to €1,583 million, an increase of €95 million (6.4%).
Net income for the period (Group and minority interests) totaled €875 million, compared with €799 million in the year-earlier period (up 9.5%). Excluding income attributable to discontinued operations, equal to €34 million, the rise in net income for the period came to €110 million, an increase of 14.4%.
Net financial debt amounted to €10,544 million at March 31, 2006, a fall of €1,768 million from the €12,312 million at December 31, 2005, mainly attributable to the liquidity generated by operating cash flow in the first three months of the year as well as financial impact of the sale of 6.28% of Wind. At March 31, 2006 the ratio of debt to equity was 0.52, compared with 0.63 at the end of 2005.
At March 31, 2006 Group employees numbered 51,402, a decline of 376 on the 51,778 employees at the end of 2005. The change in the scope of operations (acquisition of Simeo and sale of Carbones Colombianos del Cerrejon) produced a net increase of 8 employees, while the balance of new hires and terminations for the period was a negative 384.

Subsequent events and outlook
Subsequent events
Acquisition of Slovenské Elektrárne (SE)
On April 28, 2006 Enel, in line with the terms of the contract signed on February 17, 2005, acquired 66% of Slovenské Elektrárne (SE), the largest generating company in Slovakia and the second-largest in Central and Eastern Europe. SE has a plant portfolio with a generation capacity of about 7,000 MW (with 83% of the domestic generation capacity) well balanced between thermal, hydro and nuclear, which makes it possible to generate electricity at highly competitive costs. The price for the operation was about €840 million, on which Enel had paid a deposit of €168 million in 2005.
As envisaged in the agreement signed in February 2005, the assets related to a nuclear plant slated for decommissioning in the coming years (EBOV1) and the hydro plant of Gabcikovo, as well as a nuclear waste treatment plant (VYZ) were separated from the rest of the company before the closing. SE will sell the power generated by the two EBOV1 nuclear units until they are decommissioned in 2006 and 2008 and that produced by the Gabcikovo hydro plant for 30 years. Enel, the National Property Fund and the Slovak Ministry for the Economy also agreed on the terms of an investment plan aimed at increasing output and enhancing the efficiency and environmental compatibility of Slovenské Elektrárne’s power plants, contributing to the economic and social development of Slovakia and boosting company profitability. The plan provides for investment by SE of about €2 billion between 2006 and 2013.
Binding offers
On April 24, 2006 Enel made a binding offer for the purchase of 90% of Paroplinovy Cyklus a.s. Bratislava (“PPC”), a company that owns a combined-cycle cogeneration plant of about 220 MW. The remaining 10% is owned by Slovenské Elektrárne.
On May 9, 2006 Enel made a binding offer for the purchase of Muntenia Sud, a company active in the Romanian electricity distribution sector, where it serves about 1.1 million customers.
Outlook
With the acquisition of Slovenské Elektrárne Enel confirms its strategy of pursuing international growth, operating in a market, Central and Eastern Europe, that is the fastest growing on the European continent.

Enel intends to expand its size and role in the international arena, especially in the European energy market. To achieve this goal, Enel has taken steps to acquire the necessary financial resources to be used in the development initiatives now being assessed.
Domestically, Enel is preparing for the transition to full liberalization of the electricity market, through both innovative electricity and gas offerings targeting the various customer segments and initiatives aimed at taking advantage of synergies in the electricity and gas industries to boost efficiency.
In addition, we are continuing with the optimization of fuel supplies and the transformation of plants, including the completion of combined-cycle conversions and coal transformation and the development of renewable resources, as well as general improvements in the operating efficiency of plants.
The efficiency programs and cost-containment initiatives under way in the various business segments, as well as international growth, will continue to have positive effects in 2006, with results for the year expected to improve.

Results by Division
The results presented in this report take account of the launch, in November 2005, of Enel’s new organizational structure, which, in addition to the Domestic Sales Division, the Domestic Networks and Infrastructure Division and the Domestic Generation and Energy Management Division, saw the creation of an International Division that includes all the Group’s resources devoted to generation and distribution activities abroad.
The International Division’s mission is to support Enel’s international growth strategy, which will require a strengthening of skills in research, analysis and identification of opportunities for acquisitions as well as in managing and integrating foreign operations in the electricity and gas markets.
The Domestic Sales Division will operate in the end-user market for electrical power and gas in Italy, developing an integrated package of products and services for the various customer segments and ensuring that commercial services meet quality standards.
The mission of the Domestic Networks and Infrastructure Division is to distribute electricity and gas in Italy, optimizing the management of Enel’s networks and ensuring the efficient operation of measurement systems and compliance with technical service quality standards.
The Domestic Generation and Energy Management Division is responsible for generating power at competitive costs while safeguarding the environment.
For the purposes of providing comparable figures, the data for the 1st Quarter of 2005 have been reallocated to the Divisions on the basis of the new organizational arrangements.
Changes in the scope of consolidation
Compared with the 1st Quarter of 2005, the scope of consolidation has changed primarily as a result of the following operations:
▪	the acquisition of controlling stakes in Electrica Banat and Electrica Dobrogea (Romanian electricity distribution and sale companies) on April 28, 2005;
▪	the disposal of 100% of Wind, of which 62.75% was sold on August 11, 2005 and 6.28% on February 8, 2006. The remaining 30.97% was transferred to Weather Investments, also on February 8, 2006;
▪	the sale of 43.85% of Terna, which was carried out in two stages: 13.86% on April 5, 2005 and 29.99% on September 15, 2005, whereupon it was removed from the scope of consolidation;

▪	the acquisition of Simeo, a natural gas distribution company, and the acquisition of the business unit of E.On Vendita, a vendor of natural gas in the Sicilian municipalities served by Simeo, an operation finalized on January 31, 2006.
The table below shows electricity generation and demand in the 1st Quarter of 2006 and 2005.
Domestic electricity generation and demand
Domestic electricity flows (source Terna – Rete Elettrica Nazionale SpA, formerly the Independent System Operator, or ISO)

Millions of kWh	1st Quarter
	2006	2005	Change

Gross electricity generation:

- thermal	72,229	63,422	8,807	13.9%

- hydroelectric	9,455	10,072	(617)	–6.1%

- geothermal and other resources	2,257	1,850	407	22.0%

Total gross electricity generation	83,941	75,344	8,597	11.4%

Auxiliary services consumption	(3,507)	(3,405)	(102)	–3.0%

Net electricity generation	80,434	71,939	8,495	11.8%

Net electricity imports	7,409	13,907	(6,498)	–46.7%

Electricity delivered to the network	87,843	85,846	1,997	2.3%

Consumption for pumping	(2,243)	(2,665)	422	15.8%

Electricity demand	85,600	83,181	2,419	2.9%
▪	Domestic electricity demand rose by 2.9% in the 1st Quarter of 2006 with respect to the corresponding period of 2005. In the 1st Quarter of 2006, 91.3% of demand was met through net domestic generation for consumption and 8.7% by net imports (compared with, respectively, 83.3% and 16.7% in the 1st Quarter of 2005);
▪	gross electricity generation rose by 11.4%, with marked increases in thermal generation (up 13.9%) and generation from alternative resources (up 22.0%). The increases were partly offset by a contraction in generation from hydroelectric installations (down 6.1%) related to a deterioration in water availability;
▪	net electricity imports dropped by 46.7%, largely in connection with the sharp upsurge in electricity prices in Europe, especially France.

Enel domestic electricity generation and sales
Enel generation and sales (domestic)

Millions of kWh	1st Quarter
	2006	2005	Change

Net electricity generation	28,629	28,177	452	1.6%

Electricity purchases	41,331	45,810	(4,479)	–9.8%

Sales to wholesalers (1)	26,776	29,350	(2,574)	–8.8%

Sales on the regulated market (2)	32,634	34,045	(1,411)	–4.1%

Sales on the free market (2)	4,853	4,502	351	7.8%

Electricity transported on Enel’s network	64,564	63,017	1,547	2.5%

(1)	Sales by generation companies and sales to resellers.

(2)	Excluding sales to resellers
▪	Net electricity generation increased by 1.6%, essentially as a result of the reduced imports and the higher demand of the domestic network;
▪	electricity purchases fell by 9.8%. The decrease reflects both the fall in imports and the reduction in sales to the regulated market as a consequence of liberalization;
▪	wholesale sales declined by 8.8% compared with the corresponding period of the previous year, essentially in connection with a contraction of the Group’s market share (net electricity generation and imports) from 37.9% in the 1st Quarter of 2005 to 35.7% in the 1st Quarter of 2006.
With reference to total sales to end-users, Enel’s market share in the 1st Quarter of 2006 was around 47% (compared with around 50% in the 1st Quarter of 2005). More specifically:
▪	sales on the regulated market fell by 4.1% as a result both of the liberalization of the market and of the sale of the Group’s distribution network in the province of Trento in the 2nd Half of 2005;
▪	sales on the free market totaled 4,853 million kWh, a rise of 7.8% compared with the 1st Quarter of 2005 thanks mainly to the effects of liberalization;
▪	total electricity transported on Enel’s network in the 1st Quarter of 2006 shows an increase of 2.5% compared with the 1st Quarter in the previous year, broadly in line with developments in domestic electricity demand.

Results by Division for the 1st Quarters of 2006 and 2005
Results by Division for the 1st Quarter of 2006(1)

	Continuing operations
	Domestic
	Generation and	Domestic			Services		Eliminations
	Energy	Networks and	Domestic		and Other	Parent	and
Millions of euro	Management	Infrastructure	Sales	International	activities	Company	adjustments	Total	TOTAL

Total revenues	4,360	1,375	5,637	607	236	307	(2,448)	10,074	10,074

Gross operating margin	920	846	51	176	40	68	6	2,107	2,107

Depreciation and amortization and impairment losses	233	194	25	49	20	3	—	524	524

Operating income by Division	687	652	26	127	20	65	6	1,583	1,583

Net financial income/(expense) and income/(expense) from investments accounted for using the equity method	—	—	—	—	—	—	—	(131)	(131)

Income taxes	—	—	—	—	—	—	—	577	577

Net income (Group and minority interests)	—	—	—	—	—	—	—	875	875

Operating assets	16,848	16,540	6,410	4,305	2,014	—	(1,507)	44,610	44,610

Operating liabilities	4,082	3,783	5,866	766	1,166	—	(1,303)	14,360	14,360

Investments	151	288	9	37	15	—	—	500	500
Results by Division for the 1st Quarter of 2005 (1)

	Continuing operations								Discontinued operations
	Domestic
	Generation	Domestic			Service		Eliminations				Eliminations
	and Energy	Networks and	Domestic		and Other	Parent	and		Transmission		and
Millions of euro	Management	Infrastructure	Sales	International	activities	Company	adjustments	Total	Networks	Telecomm.	adjustments	Total	TOTAL

Total revenues	3,597	1,369	4,945	362	295	270	(2,429)	8,409	255	1,162	(89)	1,328	9,737

Gross operating margin	911	850	81	106	45	35	(11)	2,017	182	393	—	575	2,592

Depreciation and amortization and writedowns	267	180	19	40	21	2	—	529	41	320	—	361	890

Operating income by Division	644	670	62	66	24	33	(11)	1,488	141	73	—	214	1,702

Net financial income/(expense) and income/(expense) from investments accounted for using the equity method	—	—	—	—	—	—	—	(189)	—	—	—	(106)	(295)

Income taxes	—	—	—	—	—	—	—	534	—	—	—	74	608

Net income (Group and minority interests)	—	—	—	—	—	—	—	765	—	—	—	34	799

Operating assets (2)	16,714	15,708	6,219	4,282	2,945	—	(2,017)	43,851	—	—	—	—	43,851

Operating liabilities (2)	3,888	3,567	5,242	813	2,392	—	(1,533)	14,369	—	—	—	—	14,369

Investments	130	309	6	39	18	—	—	502	30	97	—	127	629

(1)	Revenues include revenues from third parties and revenues from other divisions of the Group. The same method was used for costs in the period.

(2)	At December 31, 2005.

The following table reconciles sector assets and liabilities and the consolidated figures.

Millions of euro
	at March 31, 2006	at December 31, 2005

Total assets (consolidated financial statements)	51,300	50,502

Financial assets and cash and cash equivalents	3,196	3,203

Tax assets	3,494	3,448

Sector assets	44,610	43,851

- of which

Domestic Generation and Energy Management	16,848	16,714

Domestic Networks and Infrastructure	16,540	15,708

Domestic Sales	6,410	6,219

International	4,305	4,282

Services and Other activities	2,014	2,945

Parent Company and other adjustments	(1,507)	(2,017)

Total liabilities (consolidated financial statements)	30,952	31,086

Financial liabilities and loans	12,657	13,819

Tax liabilities	3,935	2,898

Sector liabilities	14,360	14,369

- of which

Domestic Generation and Energy Management	4,082	3,888

Domestic Networks and Infrastructure	3,783	3,567

Domestic Sales	5,866	5,242

International	766	813

Services and Other activities	1,166	2,392

Parent Company and other adjustments	(1,303)	(1,533)

Domestic Generation and Energy Management
The Division includes electricity generation and energy-related activities. In the context of the reorganization of the Division that began in 2004, Enel Produzione acquired the engineering and construction unit serving the Enel Group from Enelpower on January 1, 2006.
The activities of the Domestic Generation and Energy Management Division are as follows:
▪	Generation and sale of electricity:
–	electricity generation in Italy through Enel Produzione;

–	trading on international and domestic markets through Enel Trade.
▪	The supply and sale of energy products through Enel Trade:
–	procurement of energy products for all Group activities (electricity generation, trading, sale of natural gas to end-users);
–	the sale of natural gas to distributors;

–	trading on international markets.
▪	Engineering and construction through Enel Produzione.
Regulatory issues
Single Buyer auctions
In May 2005, Enel exercised long-term options attached to the “one-way” contracts for differences with the Single Buyer for 2005 to extend the validity of the contracts until December 31, 2006 and December 31, 2007 for 6,600 MW and 5,500 MW respectively. Between October and November 2005, the Single Buyer held three more auctions for “two-way” contracts for differences in order to cover the risk of price fluctuations on the energy market for both the Single Buyer and the contract counterparties for 2006. Enel Produzione was awarded 2,200 MW of power for all hours of the year at the first auction and a further 1,100 MW for 833 hours of the 1st Quarter of 2006 at the next two auctions.
Energy from CIP 6 plants
The decree of the Ministry for Productive Activities of December 5, 2005, entrusted the ISO with the pro rata assignment through contracts for differences on the basis of average annual power consumption of CIP 6 energy for 2006 to those requesting it based on a similar mechanism to the one adopted in 2005. The decree assigned 40% of the CIP 6 energy to the Single Buyer, as in 2005. Based on the instructions of the Ministry for Productive Activities, the ISO assigned a total of 5,600 MW of CIP 6 energy, of which 3,360 MW to the free market (406 MW to Enel), and 2,240 MW to the regulated market. The strike price is €55.5 per MW for all hours in 2006.
Emissions Trading
As regards the Emissions Trading Scheme (ETS), which was established to foster the reduction of greenhouse gas emissions, on February 23, 2006 the Ministry for the Environment issued Decree DEC/RAS/074/2006 regarding the allocation and issuance of CO2 allowances for the period 2005-2007 pursuant to Directive 2003/87/EC.
In addition to allocating emissions allowances, the decree also defined a number of other issues associated with the transposition of Directive 2003/87/EC. In particular, it established the national registry of emissions and emissions allowances and regulated the transfer, return and cancellation of allowances.
The legislative framework for the transposition of Directive 2003/87/EC is still not complete, however. The issue of the legislative decree implementing the enabling authority, already approved by the Council of Ministers, is still pending.
Until the EU directives are fully transposed into Italian law, the Ministry for the Environment acts as the “Competent National Authority”.
The gas emergency
In early 2006 gas supplies to Italy came under severe strains, making protracted recourse to national reserves necessary and causing concern about the security of gas supplies. The situation was caused by an increase in demand in Italy and reductions in the flow of imported gas.
On January 25, 2006 the Council of Ministers issued a decree, subsequently ratified with Law 108 of March 8, 2006, containing temporary measures for the reduction of gas consumption. The measures envisaged in the decree included a number of changes to operating conditions at thermal power plants in order to contain the consumption of gas for electricity generation. Specifically, these included:
▪	the authorization for the restart, until March 31, 2006, of oil-fired plants with a power capacity of more than 300 MW that are currently not in service owing to the restrictions contained in the related ministerial authorizations. The measures enable third-party generation plants with a capacity of about 2,000 MW to re-enter service;

▪	the possibility to suspend, until March 31, 2006, emissions restrictions on oil-fired plants. This suspension permits the operation of oil and multifuel plants and regards the Enel power plants at Montalto di Castro, Piombino, Rossano Calabro, Termini Imerese, Cavriglia and Livorno.

The decree also made provision for recovering any higher costs that generator incur to guarantee the security of the natural gas system, and instructed the Authority to develop a reimbursement procedure.
On March 31, 2006, the Ministry for Productive Activities, acting in concert with the Ministry for the Environment, adopted a decree that establishes the procedures for the return to normal service of the Montalto di Castro power plant. The decree also established the emission limits applicable during the temporary period of operation until 31 August 2006.
Domestic Generation and Energy Management

Millions of euro	1st Quarter
	2006	2005		Change

Revenues	4,360	3,597		763

Gross operating margin	920	911		9

Operating income	687	644		43

Net capital employed	12,354	12,669	(1)	(315)

Operating assets	16,848	16,714	(1)	134

Operating liabilities	4,082	3,888	(1)	194

Employees at end of period (no.)	9,697	9,000	(1)	697

Capital expenditure	151	130		21

(1)	At December 31, 2005.
Net electricity generation

Millions of kWh	1st Quarter
	2006	2005	Change

Thermal	21,661	20,918	743	3.6%

Hydroelectric	5,524	5,913	(389)	–6.6%

Geothermal	1,300	1,244	56	4.5%

Other sources	144	102	42	41.2%

Total	28,629	28,177	452	1.6%

In the 1st Quarter of 2006, net electricity generation totaled 28,629 million kWh, an increase of 1.6% with respect to the corresponding period of the previous year. Thermal generation increased by 743 million kWh, while hydroelectric generation diminished by 389 million kWh, mainly as a result of lower generation from pumping. The decrease was partly offset for by a rise in geothermal generation (up 56 million kWh) and generation from other sources (up 42 million kWh) as a result of the entry into service of new wind plants.
Contributions to gross thermal generation

Millions of kWh		1st Quarter
	2006		2005

High-sulfur fuel oil (S>0.5%)	4,295	18.6%	1,495	6.7%

Low-sulfur fuel oil (S<0.5%)	3,664	15.9%	3,821	17.3%

Total fuel oil	7,959	34.5%	5,316	24.0%

Natural gas	7,193	31.1%	9,481	42.7%

Coal	7,913	34.2%	7,351	33.1%

Other fuels	42	0.2%	40	0.2%

TOTAL	23,107	100.0%	22,188	100.0%
The fuel mix used in thermal generation saw a sharp decrease in natural gas and a rise in the use of fuel oil, especially oil with a medium sulfur content.
The reduced use of natural gas for electricity generation and the consequent increased use of fuel oil is related to the above-mentioned decree of the Ministry for Productive Activities, which sought to address the gas shortage in the period by specifying modifications to the operations of thermal power plants to reduce the consumption of gas for electricity generation.
Operating performance
Revenues in the 1st Quarter of 2006 amounted to €4,360 million, an increase of €763 million (21.2%) compared with the corresponding period of the previous year, primarily as a result of the following factors:
▪	a €555 million increase in revenues from the sale of electricity by Enel Trade, essentially as a result of trading on international markets, where sales increased by around 6 TWh;

▪	a €292 million increase in sales on the Power Exchange both as a result of rises in domestic wholesale prices and the recovery of the higher costs incurred during the gas shortage, as specified in the ministerial decree mentioned above;

▪	revenues of €92 million deriving from the settlement agreements with Siemens (€51 million) and the recognition of prior years’ regulatory items between Terna – former ISO (€41 million);

▪	lower net revenues of €162 million relating to the valuation at fair value of “one-way” contracts for differences with the Single Buyer as a result of the divergence of projected electricity prices on the Power Exchange with respect to the expected prices of the products used as benchmarks in the contracts.
The gross operating margin came to €920 million, an increase of €9 million (1.0%) compared with the €911 million of the year-earlier period. The increase is largely due to the improvement in net income from electricity sales, partly offset by the costs relating to the deficit in CO2 allowances in the 1st Quarter of this year and the adjustment to prices at March 31, 2006 of the allowance deficit for 2005 (€86 million overall). Note that the values for the 1st Quarter of 2005 did not include charges for emissions, which could not be calculating owing to the absence of the National Plan for the allocation of CO2 allowances.
The lower revenues for 2006 caused by the fair value valuation of the “one-way” contracts for differences negotiated with the Single Buyer were mostly offset by an increase in the margin on electricity and fuel trading on international markets, the benefits associated with the settlement with Siemens, and revenues from the recognition of prior-year items with Terna.
Operating income came to €687 million, an increase of €43 million (6.7%) with respect to the 1st Quarter of 2005 (€644 million). It was boosted by lower amortization, depreciation and impairment losses in the amount of €34 million.

Domestic Networks and Infrastructure
The Domestic Networks and Infrastructure Division is responsible for operating the electricity and gas distribution networks.
The activities are carried out by:
▪	Enel Distribuzione and Deval (whose operation are limited to the Valle d’Aosta region) for the distribution of electricity destined for the free and regulated markets;

▪	Enel Rete Gas for the distribution of gas;

▪	Enel Sole for public and artistic lighting.
Domestic Networks and Infrastructure

Millions of euro	1st Quarter
	2006	2005		Change

Electricity

Revenues	1,261	1,241		20

Gross operating margin	775	763		12

Operating income	599	602		(3)

Gas

Revenues	114	128		(14)

Gross operating margin	71	87		(16)

Operating income	53	68		(15)

Total

Revenues	1,375	1,369		6

Gross operating margin	846	850		(4)

Operating income	652	670		(18)

Net capital employed	10,178	11,809	(1)	(1,631)

Operating assets	16,540	15,708	(1)	832

Operating liabilities	3,783	3,567	(1)	216

Employees at end of period (no.)	25,516	25,769	(1)	(253)

Capital expenditure	288	309		(21)

(1)	At December 31, 2005.
Operating performance
Revenues in the 1st Quarter of 2006 amounted to €1,375 million, an increase of €6 million (0.4%) compared with the corresponding period of the previous year, primarily as a result of the following factors:
▪	an increase of €20 million in revenues from the electricity network thanks mainly to the higher volumes of electricity transported;

▪	a decrease of €14 million in revenues from the gas network relating to the decline of €4 million in revenues from transport and the recognition in the 1st Quarter of 2005 of non-recurring revenues amounting to €10 million.

The gross operating margin totaled €846 million, down €4 million (down 0.5%), attributable to:
▪	an increase of €12 million in income from the electricity network thanks to the higher volumes of electricity distributed and the containment of operating costs, especially labor costs;

▪	a decrease in net income from the gas network of €16 million following the drop in revenues mentioned above.
Operating income, after amortization, depreciation and the recognition of impairment losses for a total of €194 million (€180 in the corresponding period of the previous year), came to €652 million, down €18 million (2.7%) compared with the 1st Quarter of 2005.

Domestic Sales
The Domestic Sales Division is responsible for commercial activities, with the objective of creating an integrated package of electricity and gas products and services for end-users. The activities are carried out by:
▪	Enel Distribuzione and Deval (whose operations are limited to the Valle d’Aosta region) for the sale of electricity on the regulated market;

▪	Enel Energia, which sells electricity on the free market;

▪	Enel Gas, which sells natural gas to end-users;

▪	Enel.si, which is responsible for engineering and franchising.
Domestic Sales

Millions of euro	1st Quarter
	2006	2005		Change

Electricity

Revenues	4,888	4,300		588

Gross operating margin	10	18		(8)

Operating income	(11)	1		(12)

Gas

Revenues	749	645		104

Gross operating margin	41	63		(22)

Operating income	37	61		(24)

Total

Revenues	5,637	4,945		692

Gross operating margin	51	81		(30)

Operating income	26	62		(36)

Net capital employed	409	1,000	(1)	(591)

Operating assets	6,410	6,219	(1)	191

Operating liabilities	5,866	5,242	(1)	624

Employees at end of period (no.)	5,866	5,994	(1)	(128)

Capital expenditure	9	6		3

(1)	At December 31, 2005.
Rate issues
Resolution no. 61/06
The Authority for Electricity and Gas issued Resolution no. 61/06 increasing electricity rates for the period April-June 2006 by an average of around €8 per MWh (up an average of 6.9% after tax). The increase involved the price component that covers the costs of purchasing electricity, which rose by an average of around 10%. The

Authority’s action is intended to make up for the shortfall arising from the price adjustment made for the 1st Quarter of 2006 with Resolution no. 299/05 of December 30, 2005, which turned out to be inadequate compared with the actual increase in the cost of purchasing power from the Single Buyer.
Electricity sales

Millions of kWh	1st Quarter
	2006	2005	Change

Sales on regulated market:

- high-voltage	1,233	1,260	(27)	–2.1%

- medium-voltage	4,438	5,045	(608)	–12.0%

- low-voltage	26,963	27,740	(777)	–2.8%

Total for regulated market	32,634	34,045	(1,411)	-4.1%

Sales on free market:

- high-voltage	262	312	(50)	–16.0%

- medium-voltage	1,411	1,504	(93)	–6.2%

- low-voltage	446	156	290	185.9%

Total for free market	2,119	1,972	147	7.4%

TOTAL	34,753	36,017	(1,264)	–3.5%
Sales on the regulated market in the 1st Quarter of 2006 totaled 32,634 million kWh, a fall of 1,411 million kWh with respect to the corresponding period of the previous year (34,045 million kWh) caused both by greater market liberalization and by the disposal of the distribution network in the province of Trento on July 1, 2005.
The volume of electricity sold on the free market rose by 147 million kWh in the period (up 7.4%). Including sales by Enel Trade to end-users amounting to 2,734 million kWh the Group’s domestic free market sales to final customers in Italy amounted to 4,853 million kWh in the first three months of the year, up 7.8% on the corresponding period of the previous year (4,502 million kWh).

The volumes of gas sold and customer numbers are shown below:

	1st Quarter
	2006	2005	Change

Sales of gas (millions of cubic meterse)

Enel Group networks	1,660	1,698	(38)

Third-party networks	435	481	(46)

Total sales of gas	2,095	2,179	(84)

Customers (no.)

Enel Group networks	1,938,245	1,958,613	(20,368)

Third-party networks	267,175	38,861	228,314

Total customers	2,205,420	1,997,474	207,946
Operating performance
Revenues in the 1st Quarter of 2006 amounted to €5,637 million, an increase of €692 million (14.0%) compared with the corresponding period of the previous year, primarily as a result of the following factors:
▪	an increase of €588 million in revenues from the sale of electricity, mainly relating to the increase in the portion of revenues destined for covering the cost of generation that is reflected in rates (€260 million) and equalization payments for electricity purchases (€282 million) caused by the increase in the portion of revenues destined for covering the cost of generation that is not yet reflected in rates;

▪	an increase of €104 million in revenues from gas sales caused by the rise in the unit prices, which more than made up for the decline in the volume of sales.
The gross operating margin totaled €51 million, down €30 million (down 37.0%) compared with the total of €81 million in the 1st Quarter of 2005, essentially as a result of:
▪	an €8 million decrease in the margin on electricity sales;

▪	a €22 million decrease in the margin on natural gas sales, largely the result of the application of Resolution no. 298/05 by the Authority for Electricity and Gas, which changed the criteria used for adjusting the price of gas supplies with reference to “raw material” costs (€44 million).
Operating income came to €26 million, down €36 million (58.1%) with respect to the 1st Quarter of 2005, taking account of amortization, depreciation and impairment losses totaling €25 million (€19 million in the corresponding period of 2005).

International
All the resources used in international activities relating to electricity generation, distribution and sales are concentrated in the International Division.
The chief areas of operation are:
▪	Spain, where the division is engaged in generation (Enel Viesgo Generación and Enel Unión Fenosa Renovables), and distribution and support services (Enel Viesgo Energia, Electra de Viesgo Distribución and Enel Viesgo Servicios);

▪	the Balkans, where it is engaged in generating activities in Bulgaria (Maritza), and distribution and support services in Romania (Electrica Banat, Electrica Dobrogea and Enel Servicii, which were brought into the scope of consolidation in the second quarter of 2005);

▪	the Americas, where it is engaged in generating power from renewable resources (Enel North America and Enel Latin America).
International

Millions of euro	1st Quarter
	2006	2005		Change

Revenues	607	362		245

Gross operating margin	176	106		70

Operating income	127	66		61

Net capital employed	3,571	3,587	(1)	(16)

Operating assets	4,305	4,282	(1)	23

Operating liabilities	766	813	(1)	(47)

Employees at end of period (no.)	5,051	5,024	(1)	27

Capital expenditure	37	39		(2)

(1)	At December 31, 2005.
Net electricity generation

Millions of kWh	1st Quarter
	2006	2005	Change

Thermal	2,266	2,673	(407)	–15.2%

Hydroelectric	796	667	129	19.3%

Other sources	300	263	37	14.1%

Total	3,362	3,603	(241)	–6.7%

Net generation abroad amounted to 3,362 million kWh, down 6.7% on the 1st Quarter of 2005 mostly as a result of a drop in the output of Enel Viesgo Generación, which was partly made up for by increased generation by Enel North America.
Sale and transport of electricity

	Millions of kWh			Millions of kWh
		Sold			Sold
	Transported	on regulated		Transported	on regulated
	for free market	market:	Total	for free market	market:	Total
	1st Quarter 2006			1st Quarter 2005

High-voltage	327	498	825	94	405	499

Medium-voltage	483	386	869	189	52	241

Low-voltage	94	1,355	1,449	54	487	541

Total	904	2,239	3,143	337	944	1,281
The electricity distributed and sold by the International Division increased by 1,862 million kWh, largely due to the inclusion of the Romanian companies in the scope of consolidation in the 2nd Quarter of 2005.
Operating performance
Revenues rose by €245 million (67.7%) from €362 million to €607 million. The increase is essentially related to the acquisition of the two Romanian distribution companies (€135 million) and the rise in sales prices in the Pool on the part of the Spanish companies (€68 million) and reimbursements paid to Maritza in connection with disputes over project delays (€33 million).
The gross operating margin totaled €176 million, up €70 million or 66.0% with respect to the corresponding period of the previous year, with the Romanian companies contributing €29 million, Maritza €32 million and the American companies €15 million to the total rise. The increase was partially offset by a decline of €6 million in the margin of the Spanish companies essentially due to charges in respect of their CO2 allowance deficit (€17 million, of which €12 million consisted of the adjustment of the deficit of allowances for 2005 to prices at March 31, 2006).
Operating income therefore came to €127 million, an increase of €61 million (92.4%) with respect to the corresponding period of the previous year, of which €19 million derives from the consolidation of the Romanian companies, €32 million from Maritza and €13 million from the American companies. The increases were partially offset by a fall of €3 million in the operating income of the Spanish companies.

Parent Company and Other activities
Parent Company and Other activities

Millions of euro	1st Quarter
	2006	2005		Change

Parent Company

Revenues	307	270		37

Gross operating margin	68	35		33

Operating income	65	33		32

Employees at end of period (no.)	603	569	(1)	34

Capital expenditure	—	—		—

Services and Other activities

Revenues	236	295		(59)

Gross operating margin	40	45		(5)

Operating income	20	24		(4)

Net capital employed	841	629	(1)	212

Operating assets	2,014	2,945	(1)	(931)

Operating liabilities	1,166	2,392	(1)	(1,226)

Employees at end of period (no.)	4,669	5,422	(1)	(753)

Capital expenditure	15	18		(3)

(1)	At December 31, 2005.
Parent Company
As an industrial holding company, Enel SpA defines strategic targets for the Group and coordinates the activities of its subsidiaries and associates. In addition, Enel SpA manages treasury operations and insurance risk coverage, providing assistance and guidelines on organizational, personnel management and industrial relations, accounting, administrative, tax, legal and corporate matters. Moreover, the Parent Company retains title to long-term electricity import contracts .
Operating performance
Revenues in the first three months of 2006 came to €307 million, up €37 million (13.7%) from the year-earlier period. The increase mainly reflects the higher revenues from electricity sales caused by a rise in the average unit price, and the income deriving from the recognition in profit of the gain recognized directly in equity in 2005 produced by the measurement at fair value of the Terna bonus shares, the rights to which were exercised in January 2006.
The gross operating margin in the 1st Quarter of 2006 amounted to €68 million, an increase of €33 million compared with the corresponding period of the previous year.

The increase is largely the result of the gain on the Terna shares and the margin on electricity sales, which increased by €6 million.
Operating income totaled €65 million, up €32 million with respect to the €33 million posted a year earlier.
Services and Other activities
The Services and Other activities area provides competitive services to the various Enel Divisions. The area includes Real Estate, Engineering and Construction, Facility Management, Information Technologies, Personnel Training and Administration, Administrative Services, Factoring and Insurance Services, and water activities, which are gradually being divested.
In connection with the project to centralize services and staff functions in a single company (Enel Servizi formerly Enel Ape), compared with the situation at March 31, 2005 on April 1, 2005, Enel Serviziacquired the “Administration” units of the Parent Company, Enel Distribuzione and Enel Produzione. After the operation, Enel Servizi acquired 957 employees.
As of January 1, 2006, Enel Produzione acquired the business unit involved in engineering and construction activities for Group power plants from Enelpower.
Operating performance
Revenues from the Services and Other activities Area in the first three months of 2006 came to €236 million, compared with €295 million in the corresponding period of the previous year. The contraction is essentially the result of the sale to Enel Produzione of the engineering and construction unit (a decrease of €107 million), which was offset by higher revenues for staff services delivered by Enel Servizi thanks to its acquisitions of these operations in the 2nd Quarter of 2005 (an increase of €48 million).
The gross operating margin in the first three months of 2006 came to €40 million, a decline of €5 million (11.1%) compared with the 1st Quarter of 2005, essentially due to the smaller contribution of Enelpower, whose services for third parties are limited to the completion of works in progress.
Operating income for the 1st Quarter of 2006 came to €20 million, a decline of €4 million compared with the 1st Quarter of 2005.

Consolidated Financial Statements

Condensed Consolidated Income Statement

Millions of euro	1st Quarter
	2006	2005	Change

TOTAL REVENUES	10,074	8,409	1,665	19.8%

TOTAL COSTS	7,967	6,392	1,575	24.6%

GROSS OPERATING MARGIN	2,107	2,017	90	4.5%

Depreciation, amortization and impairment losses	524	529	(5)	–0.9%

OPERATING INCOME	1,583	1,488	95	6.4%

- Net financial income/(expense) and income/(expense) from investments accounted for using the equity method	(131)	(189)	58	30.7%

INCOME BEFORE TAXES	1,452	1,299	153	11.8%

Income taxes	577	534	43	8.1%

INCOME FROM CONTINUING OPERATIONS	875	765	110	14.4%

INCOME FROM DISCONTINUED OPERATIONS	—	34	(34)	—

NET INCOME FOR THE PERIOD (shareholders of the Parent Company and minority interests)	875	799	76	9.5%

Attributable to minority interests	33	31	2	6.5%

Attributable to shareholders of the Parent Company	842	768	74	9.6%

Earnings per share (euro)	0.14	0.13	0.01	7.7%

Diluted earnings per share (euro)	0.14	0.13	0.01	7.7%

Condensed Consolidated Balance Sheet

Millions of euro
	at March 31, 2006	at Dec. 31, 2005	Change

ASSETS

Non-current assets:

- property plant and equipment and intangible assets	32,399	32,370	29

- investments accounted for using the equity method	1,753	1,797	(44)

- other non-current assets (1)	3,314	3,589	(275)

Total	37,466	37,756	(290)

Current assets:

- trade receivables and inventories	9,278	9,200	78

- cash and cash equivalents	1,357	476	881

- other current assets (2)	3,199	3,070	129

Total	13,834	12,746	1,088

TOTAL ASSETS	51,300	50,502	798

LIABILITIES AND SHAREHOLDERS’ EQUITY

Shareholders’ equity:

- equity attributable to the shareholders of the Parent Company	19,945	19,057	888

- equity attributable to minority interests	403	359	44

Total	20,348	19,416	932

Non-current liabilities:

- long-term loans	10,960	10,967	(7)

- provisions and deferred tax liabilities	6,478	6,393	85

- other non-current liabilities	184	280	(96)

Total	17,622	17,640	(18)

Current liabilities:

- short-term loans and current portion of long-term loans	1,334	2,296	(962)

- trade payables	6,326	6,610	(284)

- other current liabilities and income tax payable	5,670	4,540	1,130

Total	13,330	13,446	(116)

LIABILITIES AND SHAREHOLDERS’ EQUITY	51,300	50,502	798

(1)	Of which long-term financial receivables: €90 million at March 31, 2006 and €63 million at December 31, 2005.

(2)	Of which short-term financial receivables: €303 million at March 31, 2006 and €412 million at December 31, 2005.

Condensed Consolidated Statement of Cash Flows

Millions of euro	1st Quarter
	2006	2005	Change

Cash flow from operating activities (A)	1,888	1,608	280

of which discontinued operations	—	323	(323)

Investments in property, plant and equipment and intangible assets	(500)	(629)	129

Investments in entities (or business units) less cash and cash equivalents acquired	(55)	(175)	120

Disposals of entities (or business units) less cash and cash equivalents sold	372	—	372

(Increase)/Decrease in other investing activities	2	—	2

Cash flows from (investing)/disinvesting activities (B)	(181)	(804)	623

of which discontinued operations	—	(127)	127

Change in net financial debt	(874)	(884)	10

Increases in share capital and reserves due to exercise of stock options	54	119	(65)

Cash flows from financing activities (C)	(820)	(765)	(55)

of which discontinued operations	—	(195)	195

Increase/(Decrease) in cash and cash equivalents (A+B+C)	887	39	848

of which discontinued operations	—	1	(1)

Cash and cash equivalents at beginning of the period	508	363	145

of which discontinued operations	—	133	(133)

Cash and cash equivalents at end of the period	1,395	402	993

of which discontinued operations	—	134	(134)

Statement of Changes in Equity

	Share capital and reserves attributable to the shareholders of the Parent Company
						Translation			Equity
						of financial	Reserve from		attributable to	Equity
						statements in	measurement of		shareholders	attributable
	Share	Share premium	Legal	Statutory	Retained	currencies other	financial	Net income	of the Parent	to minority
Millions of euro	capital	reserve	reserve	reserve	earnings	than euro	instruments	for period	Company	interests	Total

January 1, 2005	6,104	208	1,453	2,215	7,583	2	(229)	617	17,953	1,113	19,066

Exercise of stock options	20	103	—	—	(4)	—	—	—	119	—	119

Other changes	—	—	—	—	4	—	—	—	4	—	4

Allocation of net income from the previous year	—	—	—	—	617	—	—	(617)	—	—	—

Net income for period recognized in equity	—	—	—	—	—	19	23	—	42	2	44
Net income for period recognized in income statement	—	—	—	—	—	—	—	768	768	31	799

March 31, 2005	6,124	311	1,453	2,215	8,200	21	(206)	768	18,886	1,146	20,032

	Share capital and reserves attributable to the shareholders of the Parent Company
						Translation			Equity
						of financial	Reserve from		attributable to	Equity
						statements in	measurement of		shareholders	attributable
	Share	Share premium	Legal	Statutory	Retained	currencies other	financial	Net income	of the Parent	to minority
	capital	reserve	reserve	reserve	earnings	than euro	instruments	for period	Company	interests	Total

January 1, 2006	6,157	511	1,453	2,215	5,953	40	2	2,726	19,057	359	19,416

Exercise of stock options	10	64	—	—	(20)	—	—	—	54	—	54

Other changes	—	—	—	—	(48)	—	—	—	(48)	—	(48)

Allocation of net income from the previous year	—	—	—	—	2,726	—	—	(2,726)	—	—	—

Net income for period recognized in equity	—	—	—	—	—	(1)	41	—	40	11	51
Net income for period recognized in income statement	—	—	—	—	—	—	—	842	842	33	875

March 31, 2006	6,167	575	1,453	2,215	8,611	39	43	842	19,945	403	20,348

Operating performance and financial position
Group operating performance
Revenues

Millions of euro	1st Quarter
	2006	2005	Change

Revenues from the sale and transport of electricity and contributions from the Electricity Equalization Fund	8,798	7,148	1,650

Revenues from the sale of natural gas to end-users	750	641	109

Net revenues/(charges) from commodity risk management	(177)	22	(199)

Other services, sales and revenues	703	598	105

Total	10,074	8,409	1,665
In the 1st Quarter of 2006, revenues from the sale and transport of electricity and contributions from the Electricity Equalization Fund totaled €8,798 million, an increase of €1,650 million compared with the 1st Quarter of 2005 (23.1%). The increase is ascribable to the following principal factors:
▪	an increase of €539 million in revenues from the transport and sale of electricity on the regulated market, largely resulting from the higher revenues obtained from the rate increases introduced to cover generating costs (€260 million) and from equalization payments to cover generating costs that had not yet been reflected in rates (€282 million);
▪	an increase of €512 million in revenues from abroad (from €538 million at the end of the 1st Quarter of 2005 to €1,050 million at the end of the 1st Quarter of 2006), of which €334 million relating to international electricity trading and €167 million to Group distribution companies abroad (€130 million of which refers to Electrica Banat and Electrica Dobrogea, the two Romanian companies acquired in the 2nd Quarter of 2005);
▪	revenue growth of €292 million mainly from sales on the Power Exchange;
▪	an increase of €296 million in revenues from electricity transport and sale on the free market. The increase is largely a reflection of higher prices and volumes.
In the 1st Quarter of 2006, revenues from the sale of natural gas to end-users rose by €109 million (up 17.0%) mainly attributable to the higher rates that were introduced following the increase in the cost of gas, which more than offset a decline in sale volumes.

Net charges from commodity risk management in the 1st Quarter of 2006 amounted to €177 million. In the 1st Quarter of 2005, net revenues of €22 million had been recognized. Specifically, the charges in the 1st Quarter of 2006 included €138 million in realized losses and €39 million in the fair value measurement of positions still open at the end of the period, mainly regarding contracts for differences with the Single Buyer.
Other services, sales and revenues rose by €105 million in the 1st Quarter of 2006 with respect to the corresponding period of the previous year (from €598 to €703 million, or 17.6%).
The increase mostly refers to the benefit from the implementation of the settlement agreements with Siemens that included a provision for the adjustment of the prices charged in supply contracts then in force (€51 million), as well as to the income from the recognition of prior-year items with Terna – former ISO (€41 million).
Operating costs

Millions of euro	1st Quarter
	2006	2005	Change

Electricity purchases from third parties	4,484	3,512	972

Consumption of fuel for electricity generation	1,212	903	309

Fuel purchases for trading and natural gas for resale to end-users	693	570	123

Materials	138	174	(36)

Personnel	662	671	(9)

Services, leases and rentals	747	696	51

Other operating expenses	224	102	122

Capitalized costs	(193)	(236)	43

Total	7,967	6,392	1,575
Electricity purchases from third parties rose by €972 million (27.7%), mainly in reflection of the higher average cost of power, partly offset by a reduction in the quantity purchased in the period.
Consumption of fuel for electricity generation totaled €1,212 million, an increase of €309 million (34.2%) due to the sharp rise in the unit cost of fuel and the increase in thermal electricity generation.
Fuel purchases for trading and natural gas for resale to end-users came to €693 million in the 1st Quarter of 2006, an increase of €123 million (21.6%) compared with the corresponding period of the previous year. The increase is almost entirely due to the higher price of natural gas for resale to end-users.

Costs for materials fell by €36 million (20.7%) mainly owing to the reduced use of materials by the Domestic Networks and Infrastructure Division as the digital metering project entered its final phase.
Personnel costs amounted to €662 million, a decline of €9 million (1.3%) with respect to the corresponding period of the previous year. Excluding the effect of significant changes in the scope of consolidation, personnel costs in the period declined by €16 million (2.4%) compared with the year-earlier period, while the average number of employees declined by 5.1%.
Costs for services, leases and rentals were €747 million, a rise of €51 million (7.3%) with respect to the 1st Quarter of 2005, mainly as a result of the higher costs of electricity and gas wheeling (up €40 million).
Other operating expenses came to €224 million, an increase of €122 million, mainly as a result of the recognition of charges for the deficit of CO2 emissions allowances under Emissions Trading Scheme amounting to 2.3 million metric tons in the 1st Quarter of 2006 (€103 million, including the adjustment of deficit for 2005 to prices current at March 31, 2006).
Capitalized costs totaling €193 million show a fall of €43 million with respect to the 1st Quarter of 2005 (down 18.2%), mainly as a result of the reduction for the Domestic Generation and Energy Management Division and the Domestic Networks and Infrastructure Division.
Depreciation, amortization, and impairment losses remained substantially unchanged with respect to the 1st Quarter of 2005.
Operating income came to €1,583 million for 1st Quarter of 2006, an increase of €95 million compared with 1st Quarter of 2005 (6.4%).
The factors that contributed to the change in operating income are outlined in the analysis of the results by Division.
In the 1st Quarter of 2006, net financial expenses and the expenses from investments accounted for using the equity method fell by €58 million (30.7%), thanks mainly to the lower net financial debt in the quarter.

Income taxes for the period amounted to €577 million, equal to 39.7% of income before tax. Income taxes for the same period of 2005 equaled €534 million, representing 41.1% of income before tax.
Analysis of the Group’s financial position
Non-current assets – €37,466 million
Property, plant and equipment and intangible assets at the end of the 1st Quarter of 2006 showed an increase of €29 million with respect to December 31, 2005, largely as a result of the positive balance between capital expenditure and depreciation and amortization in the Domestic Networks and Infrastructure Division.
Investments accounted for using the equity method totaled €1,753 million, inclusive of the 26.1% stake in Weather carried at €1,686 million.
Other non-current assets totaled €3,314 million and are composed of €1,670 million in deferred tax assets, €940 million in receivables from the Electricity Equalization Fund due after March 31, 2007, and €505 million from non-current financial assets. Non-current financial assets include €223 million arising from the fair value recognition of the 5.02% investment in Terna, €168 million for the deposit made for the acquisition of 66% of Slovenské Elektrárne and €90 million in long-term financial receivables.
Current assets – €13,834 million
Other current assets break down as follows:

Millions of euro
	at March 31, 2006	at Dec. 31, 2005	Change

Current financial assets	389	569	(180)

Tax receivables	763	789	(26)

Receivables from the Electricity Equalization Fund	1,019	816	203

Receivables due from others	1,028	896	132

Total	3,199	3,070	129
The increase of €129 million in other current assets is mainly attributable to the increase in receivables from the Electricity Equalization Fund in consequence of the application of the equalization mechanism for electricity purchases. The increase was partially offset by a decline in current financial assets and especially a fall in receivables from factoring operations.

Equity attributable to the shareholders of the Parent Company – €19,945 million
At March 31, 2006, equity attributable to the shareholders of the Parent Company totaled €19,945 million. The main changes reflect the net income for the period as reported in the income statement (€842 million) and the exercise of 9,964,216 options granted under the terms of the stock option plans for 2002, 2003 and 2004 (€54 million).
At March 31, 2006, share capital consisted of 6,167,035,862 ordinary shares with a par value of €1 each.
Non-current liabilities – €17,622 million
Long-term loans at the end of the 1st Quarter of 2006 totaled €10,960 million, substantially unchanged compared with the end of 2005. In detail, bank loans totaled €2,743 million, bonds €8,063 million and debts to other lenders €154 million.
Provisions came to €6,478 million and consist of provisions for risks and charges (€1,338 million), termination indemnities and other employee benefits (€2,651 million) and deferred tax liabilities (€2,489 million).
Current liabilities – €13,330 million
Short-term loans decreased by €962 million compared with the end of 2005, from €2,296 million to €1,334 million.
Trade payables at the end of the 1st Quarter of 2006 totaled €6,326 million and mainly regard payables for the supply of electricity, fuel, materials and sundry services.
Other current liabilities and tax payables amounted to €5,670 million, up €1,130 million compared with December 31, 2005. The increase is mainly a reflection of the higher estimate of taxes for the period (up €529 million), an increase in payables to the Electricity Equalization Fund (up €277 million) and a rise in deferred liabilities (up €117 million).

Net capital employed and related funding
The following schedule shows the composition of and changes in net capital employed:

Millions of euro
	at March 31, 2006	at Dec. 31, 2005	Change

Net non-current assets:

- Property, plant and equipment and intangible assets	30,828	30,795	33

- Goodwill	1,571	1,575	(4)

- Investments accounted for using the equity method	1,753	1,797	(44)

- Other net non-current assets	1,370	1,469	(99)

Total	35,522	35,636	(114)

Net current assets:

- Trade receivables and inventories	9,278	9,200	78

- Net receivables from Electricity Equalization Fund	336	410	(74)

- Other current assets/(liabilities)	(2,580)	(2,292)	(288)

- Trade payables	(6,326)	(6,610)	284

Total	708	708	—

Gross capital employed	36,230	36,344	(114)

Provisions:

- Termination indemnities and other employee benefits	(2,651)	(2,662)	11

- Provisions for risks and charges, current and net deferred tax liabilities	(2,687)	(1,954)	(733)

Total	(5,338)	(4,616)	(722)

Net capital employed	30,892	31,728	(836)

Total shareholders’ equity	20,348	19,416	932

Net financial debt	10,544	12,312	(1,768)
Net capital employed fell from €31,728 million at December 31, 2005 to €30,892 million at March 31, 2006, and is 66% funded by shareholders’ equity attributable to the Group and minority interests amounting to €20,348 million and 34% by net financial debt of €10,544 million. The debt-to-equity ratio at March 31, 2006 was 0.52 (0.63 at December 31, 2005).

Net financial debt

Millions of euro
	at March 31, 2006	at Dec. 31, 2005	Change

Long-term debt:

- Bank loans	2,743	2,782	(39)

- Bonds	8,063	8,043	20

- Other loans	154	142	12

Long-term debt	10,960	10,967	(7)

- Long-term financial receivables	(90)	(63)	(27)

Net long-term debt	10,870	10,904	(34)

Short-term debt:

Bank loans:

- Short-term portion of long-term debt	308	399	(91)

- Other short-term bank debt	349	970	(621)

Short-term bank debt	657	1,369	(712)

Bonds (short-term portion)	485	487	(2)

Other loans (short-term portion)	15	49	(34)

Commercial paper	102	275	(173)

Other short-term financial loans	75	116	(41)

Other short-term debt	677	927	(250)

Long-term financial receivables (short-term portion)	—	(3)	3

Factoring receivables	(258)	(374)	116

Financial receivables from associates	(7)	(3)	(4)

Cash and cash equivalents	(1,395)	(508)	(887)

Net short-term debt	(326)	1,408	(1,734)

NET FINANCIAL DEBT	10,544	12,312	(1,768)
Net financial debt fell by €1,768 million, of which €34 million attributable to long-term debt and €1,734 million to short-term debt.
The reduction is mainly attributable to the operating cash flow generated by Enel during the first three months of 2006 and the sale of 6.28% of Wind to a subsidiary of Weather for €328 million.
The net short-term financial position at March 31, 2006 was positive in the amount of €326 million. Compared with December 31, 2005, short-term debt with banks was down by €621 million and commercial paper in issue fell by €173 million, while cash and cash equivalents and short-term financial receivables increased by €887 million. In April 2006, €671 million in cash and cash equivalents were used to complete the acquisition of 66% of Slovenské Elektrárne.

Cash flows
Cash flows from operating activities in the 1st Quarter of 2006 came to a positive €1,888 million, compared with €1,608 million in the year-earlier period. The increase of €280 million primarily reflects the increased contribution of the change in working capital, partly offset by a decline in the cash flow associated with the lower gross operating margin caused by the deconsolidation of Terna and Wind.
Cash flow from investing activities absorbed €181 million in the 1st Quarter of 2006, compared with €804 million in the corresponding period of the previous year.
Investments in property, plant and equipment and intangible assets, which came to €500 million, fell by €129 million, mainly as a result of the deconsolidation of Terna and Wind.
Investments in companies and business units in the amount of €55 million relate to the acquisitions in the gas industry for a total of €40 million and the additional price adjustment of €15 million for the acquisition of the Romanian companies. Cash flows from investing activities in the 1st Quarter of 2005 had mainly consisted of the deposit made for the purchase of a 66% stake in Slovenské Elektrárne.
The disposal of companies and business units in the period generated cash flows of €372 million. The disinvestments consisted mainly of the disposal of 6.28% of Wind to a Weather subsidiary for €328 million and the sale of the equity investment in Carbones Colombianos del Cerrejon for €26 million.
Cash requirements for financing activities, connected with the reduction in net financial debt of €874 million and investments totaling €181 million were financed with cash flow from operating activities in the amount of €1,888 million and an increase in share capital and reserves in relation to the exercise of stock options in the amount of €54 million. The surplus is reflected in the increase in cash and cash equivalents of €887 million.

Other information
Related parties
As the entity responsible for the generation, transport and distribution of electricity in Italy, Enel provides services to a number of State-controlled companies. In the current regulatory framework, Enel concludes transactions with the Terna – Rete Elettrica Nazionale, the Single Buyer, the ISO and the Market Operator (each of which is entirely controlled either directly or indirectly by the Ministry for the Economy and Finance).
Fees for the transport of electricity payable to Terna and certain charges paid to the Market Operator are determined by the Authority for Electricity and Gas.
Transactions relating to purchases and sales of electricity concluded with the Market Operator on the Power Exchange and with the Single Buyer are settled at market prices.
Companies in the Domestic Sales Division acquire electricity from the Single Buyer and the ISO, in addition to paying Terna fees for the use of the National Transmission Network (NTN). Companies that are part of the Domestic Generation and Energy Management Division, in addition to paying fees for the use of the NTN to Terna, acquire from and sell electricity to the Market Operator on the Power Exchange and sell electricity to the Single Buyer.
Enel also acquires fuel for generation and gas distribution and sale from ENI, a company controlled by the Ministry for the Economy and Finance.

The table summarizes the relationships:

	Balance Sheet		Income statement
Millions of euro	Receivables	Payables	Costs	Revenues
	at March 31, 2006		First three months 2006

Single Buyer	462	2,244	2,976	290

ISO	212	286	10	84

Market Operator	1,136	239	362	1,834

Italian Post Office	—	27	31	4

ENI	1	147	483	11

Terna	308	379	480	465

Total	2,119	3,322	4,341	2,688
All transactions with related parties are concluded on normal market terms and conditions.
In compliance with the Enel Group’s rules of corporate governance, transactions with related parties are carried out in accordance with criteria of procedural and substantive propriety.
With a view to assuring substantive propriety – in order to ensure fairness in transactions with related parties, and to account for the special nature, value or other characteristics of a given transaction — the Board of Directors may ask independent experts to appraise the assets involved in the transaction and provide financial, legal or technical advice.
Transactions with associated companies outstanding at March 31, 2006 and carried out during the 1st Quarter of this year regard Cesi, with which the Group reports receivables of €4 million, payables of €9 million and costs of €1 million.

Contractual commitments and guarantees
The commitments entered into by the Enel Group and the guarantees given to third parties are shown below:

Millions of euro
	at March 31, 2006	at Dec. 31, 2005	Change

Sureties given in favor of third parties	1,122	1,244	(122)

Commitments to suppliers for:

- electricity purchases	4,474	4,013	461

- fuel purchases	50,101	51,647	(1,546)

- various supplies	4,063	4,111	(48)

- tenders	306	204	102

- other	—	3	(3)

Total	58,944	59,978	(1,034)

TOTAL	60,066	61,222	(1,156)
Guarantees granted to third parties amounted to €1,122 million and include €744 million in commitments relating to the sale of real estate assets in connection with regulations on the termination of leases, in addition to rent receivable for a period of six years and six months from July 2004. The value of such guarantees is reduced annually by a specified amount.
Commitments for electricity mainly regard imports from France, Switzerland and Germany, which at March 31, 2006 amounted to €4,474 million, of which €4,147 million refers to the period 2006-2010 and €327 million to the period 2011-2015. The increase during the period is attributable to the new commitments undertaken by Enel Trade with the French company EdF.
Commitments for the purchase of fuels are determined with reference to the parameters and exchange rates applicable at the end of the period (given that fuel prices vary and are mainly set in foreign currencies). The total at March 31, 2006 was €50,101 million, of which €17,890 million refers to the period 2006-2010, €17,217 million to the period 2011-2015, €13,426 million to the period 2016-2020 and €1,568 million to subsequent years.

Contingent liabilities and assets
No significant new contingent liabilities or assets emerged during the 1st Quarter of 2006 compared with the situation already described in the consolidated financial statements at December 31, 2005.
As regards the suspension of work on the construction of maritime infrastructure for the reconversion of the Torrevaldaliga Nord plant to coal ordered by the President of the Region of Lazio on February 10, 2006, Enel immediately appealed the measure to the Lazio Regional Administrative Court. With separate measures of March 28 and March 31, 2006, the Region also denied authorization for the planned dredging of the sea floor and confirmed the suspension of the works ordered on February 10. Enel also appealed these additional measures, asking for an injunction blocking their enforcement. In an order issued at a hearing on April 20, 2006, the Lazio Regional Administrative Court found that the Region had no authority in this field and granted the suspension of the part of the measures preventing the continuation of dredging operations, within the limits established by the environmental impact assessment issued previously.

SIGNATURES
          Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Enel Società per Azioni
By:	/s/ Avv. Claudio Sartorelli
	Name:	Avv. Claudio Sartorelli
Title:	Secretary of Enel Società per Azioni

Dated: July 11, 2006